UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2021

Investment Grade R.E. Income Fund, LP

(Exact name of issuer as specified in its charter)

Delaware	84-3342617
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

831 State Street, Suite 280, Santa Barbara, California 93101

(Full mailing address of principal executive offices)

(805) 690-5389

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The information contained herein contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed. Except as otherwise required by federal securities laws, we do not expect to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Investment Grade R.E. Income Fund, LP (“us,” “we,” or the “Fund”) is a Delaware limited partnership formed to originate, invest in, and manage a diversified portfolio of institutional quality single-tenant and multi-tenant net leased commercial real estate properties (the “Investments”). We are managed by our general partner, IGRE Capital Holdings, LLC, a California limited liability company (the “General Partner”).

On July 23, 2020, after qualification by the SEC, we began conducting an offering (“Offering”) pursuant to Tier 2 of Regulation A under the Securities Act of 1933 for the sale of up to 40,000 limited partnership units (the “Units”) at $1,000 per Unit, for a maximum Offering amount of $40,000,000 (the “Maximum Offering”). The minimum investment in our Units is $10,000 for ten Units. The purchasers of the Units become limited partners of the Fund (the “Limited Partners”). There was a minimum offering contingency of $2,500,000 for 2,500 Units (the “Minimum Offering”) which was met on January 28, 2021.

As of June 30, 2021, we sold 3,732 Units (the “Outstanding Units”). We expect to use substantially all of the net proceeds from the Offering to acquire properties (the “Investments”). The Units bear an annualized, non-compounded preferred return (the “Preferred Return”) of 6%, paid monthly.

Management

Our General Partner, IGRE Capital Holdings, LLC (the “General Partner”) is responsible for the management and control of our business and operations. Our board of managers also controls the General Partner and, as a result, we do not have independent management. The General Partner is empowered to make all decisions regarding our management and investments.

Key Information Affecting our Performance

Our General Partner was formed in 2019 and thus has a limited “track record” of prior performance.

We focus our investment activities on acquiring free standing, single and multi-tenant properties net leased to investment grade and other creditworthy tenants. We seek to build a diversified portfolio comprised primarily of necessity-based industries. A tenant (or group of tenants in a property) will be considered “Investment Grade” when the tenant has a debt rating by Moody’s of Baa3 or better, a credit rating by Standard & Poor’s or Fitch of BBB- or better, a credit rating by Bloomberg of B3L or better or its payments are guaranteed by a company with such rating. For tenants not rated by the above agencies, we may use other industry standard ratings. Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of “Investment Grade” tenants.

We target investment properties with an annual, unlevered yield of approximately 7.0 to 7.5%. However, the yield we will actually be able to receive will fluctuate depending on market conditions and interest rates among other factors.

We incur expenses related to operations and continuing expenses related to being a reporting company under the requirements of Regulation A. The General Partner loaned us $750,000 for our organizational expenses, Offering expenses, compensation to principals and consultants, and possible payment of the Preferred Return (the “General Partner Loan”). The General Partner Loan bears simple interest of 3% and is to be repaid in full from the proceeds of this Offering or by February 1, 2023, whichever occurs first.

We have begun to build our portfolio of Investments utilizing the proceeds of our Offering and the General Partner Loan. On February 22, 2021, we entered into a Real Property Purchase Agreement with Roth Menomonee Falls LLC, a Wisconsin limited liability company, to acquire a single tenant property located in Menomonee Falls, Wisconsin, which is leased by Kohl’s Corporation (the “ Kohl’s Property”). On May 21, 2021, we closed on the acquisition of the Kohl’s Property through JJB Investment Company, LLC (“JJB”) a wholly owned subsidiary, in the amount of $9,756,000. JJB’s sole purpose as a company is to own the Kohl’s Property as required by the lender. The Kohl’s Property was acquired with a loan in the amount of $5,853,600 provided through UBS AG. The loan terms are for ten years, with fixed interest at 3.848%, interest only payments for the first seven years. During the period ended June 30, 2021, the interest expense related to the mortgage loan was $13,139.

Concentration Risk

As of June 30, 2021, we only have one property in the portfolio which amounts to a “significant” portion of our portfolio. The failure of a property to pay rent can therefore have a significant impact on our ability to continue as a going concern. As we continue to raise and deploy capital, the percentage of any one Investment as a percent of the total portfolio will decrease over time thereby mitigating the concentration risk. We further believe that by acquiring Investments with leases guaranteed by investment grade tenants or corporate guarantors, and by further diversifying the tenants in our portfolio, the concentration risk may be further mitigated.

Results of Operations

Six Months Ended June 30, 2021 as Compared to the Six Months Ended June 30, 2020

Lease Revenues

Our lease revenues increased by $77,654 for the six months ended June 30, 2021 as compared to $0 for the six months ended June 30, 2020. This increase was primarily due to the acquisition of the Kohl’s Property in May 2021.

Cost of Revenues

Our cost of revenues increased for the six months ended June 30, 2021 was $20,173 as compared to $0 for the six months ended June 30, 2020. This increase was primarily due to the acquisition of the Kohl’s Property in May 2021.

Operating Expenses

Operating expenses increased by $796,017 to $827,485 for the six months ended June 30, 2021 as compared to $31,468 for the six months ended June 30, 2020. This increase was primarily due to our general and administrative costs that increased due to the acquisition of the Kohl’s Property in May 2021.

Total Other Loss

Total other loss (income) was $20,878 for the six months ended June 30, 2021 as compared to $(8,000) for the six months ended June 30, 2020. This is due to an increase in our interest expense.

Net Loss

Our net loss decreased by 97% to $(790,882) for the six months ended June 30, 2021 as compared to $(23,468) for the six months ended June 30, 2020. The increase in net loss was primarily attributable to increases in total operating expenses in the six months ended June 30, 2021, as explained above.

Liquidity and Capital Resources

Since the qualification of our Offering through June 30, 2021, we raised approximately $3,732,000.

As of June 30, 2021, we had total assets of $10,033 and total liabilities of $7,487,221.

The General Partner has advanced $750,000 for our startup expenses. The General Partner Loan bears simple interest of 3% and must be repaid in full from proceeds of our Offering or by February 1, 2023, whichever occurs first.

The Preferred Return to our Limited Partners begins to accrue immediately upon their subscriptions being accepted and will be paid monthly. The Preferred Return is payable from our Distributable Operating Income, however, if Distributable Operating Income is insufficient to pay any or all of the Preferred Return, the Preferred Return may be paid out of the General Partner Loan, the General Partner’s Capital Contribution, borrowings, proceeds from financings, or any combination of the foregoing.

In addition to utilizing the proceeds of financings, such as the Offering and a potential secondary offering, we obtain debt financing to complete our property acquisitions. We have entered into an agreement with CBRE Capital Markets, Inc., through its Debt and Structured Finance Division (“CBRE”) to provide both interim and permanent debt financing. Target financing terms are expected to be up to 60% of the gross acquisition cost of each property at interest rates equal to a range of 2.00% to 2.5% over the seven-year Swap Rate. There are no assurances that we will finalize loans meeting our target terms.

We will need additional financing to continue to execute our business plan. We anticipate obtaining financing through raising capital from the sale of equity and obtaining commercial loans. If such capital sources are not available or only available on impracticable terms, such as high interest rate loans, we will have to seek capital elsewhere such as the sale of equity or debt securities. There can be no assurance that alternative or additional capital will be available to us if we fail to raise sufficient funds in the Offering, fail to obtain commercial loans, or otherwise. If we are unable to obtain alternative funding or raise additional capital, our investment objective of acquiring Investments will be adversely affected. We currently have no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources, other than our engagement of CBRE. Since we have no such arrangements or plans currently in effect, our inability to raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company.

Cash Balance

As of June 30, 2021, our cash balance was $163,286 compared to $1,982,640 as of December 31, 2021.

Real Estate Assets

Our real estate assets were $9,735,827 as of June 30, 2022 from $0 as of December 31, 2020. This increase was primarily due to the acquisition of the Kohl’s Property in May 2021.

Liabilities

Liabilities increased by $7,058,658 in the six months ended June 30, 2021 from December 31, 2020. We had total liabilities of $7,487,221 and $428,563 as of June 30, 2021 and December 31, 2020, respectively. This increase was primarily due to increases in in accounts payable and related party advances as well as a Note Payable of $5,853,360 that did not occur in December 31, 2020.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 was $(7,487,221) as compared to $(428,563) for the six months ended June 30, 2020. The increase in cash provided is primarily attributable to an increase in net loss of $(767,414) and an increase in accrued liabilities of $(152,231).

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was $9,890,111 that did not occur for the six months ended June 30, 2021. During the six months ended June 30, 2021, there was a $(9,756,000) cost for the purchase of real estate and $(134,111) for other assets like prepaid expenses, property escrow deposit, loan fees capitalized etc. that did not occur for the six months ended June 30, 2021.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021 was $8,669,750 as compared to net cash provided of $186,520 for the six months ended June 30, 2020. This increase was primarily caused by an increase in related party advances, $5,853,360 from a note payable, and proceeds from the sale of limited partnership units offset by $77,323 that was distributed to members that did not occur in the six months ended June 30, 2020.

Cash Resources

Although the expected revenue growth and control of expenses leads management to believe that it is probable that our cash resources will be sufficient to meet our financial obligations as they become due within one year after the date that the financial statements are issued, we may require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives. There can be no assurance that financing will be available in amounts or terms acceptable to us, if at all. In that event, we would be required to change our growth strategy and seek funding on that basis, though there is no guarantee we will be able to do so.

Inflation

Our operations can be adversely impacted by inflation, which can lead to higher mortgage interest rates which can significantly affect the affordability of mortgage financing available to us when we purchase the Investments.

Critical Accounting Policies

See Note 3 of our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 2.	Other Information

None

Item 3.	Financial Statements

INVESTMENT GRADE R.E. INCOME FUND, L.P.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

June 30, 2021

INVESTMENT GRADE R.E. INCOME FUND, L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(UNAUDITED)

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets:
Cash	$163,286	$1,982,640
Real estate held for investment, net	9,735,827	-
Other assets	134,111	-
Total assets	$10,033,224	$1,982,640

Liabilities and Partners’ Equity

Liabilities:
Accounts payable	$331,447	$7,500
Related party advances	1,302,414	268,832
Accrued liabilities	-	152,231
Note payable	5,853,360	-
Total liabilities	7,487,221	428,563

Commitments and contingencies

Partners’ Equity:
Limited partnership units	3,535,020	1,674,889
Accumulated deficit	(989,017)	(120,812)
Total partners’ equity	2,546,003	1,554,077
Total liabilities and partners’ equity	$10,033,224	$1,982,640

See accompanying notes to the consolidated financial statements.

INVESTMENT GRADE R.E. INCOME FUND, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2021	2020
	(Unaudited)
Lease revenues	$77,654	$-
Costs of revenues	20,173	-
	57,481	-
Operating Expenses:
General and administrative	827,485	31,468
Total operating expenses	827,485	31,468

Operating income	(770,004)	(31,468)

Interest expense, net	20,878	-
Other income	-	(8,000)
Total other loss/(income)	20,878	(8,000)

Net loss	$(790,882)	$(23,468)

Basic and diluted loss per LP unit	$(261.24)	$-
Weighted average LP units outstanding, basic and diluted	3,027	-

See accompanying notes to the consolidated financial statements.

INVESTMENT GRADE R.E. INCOME FUND, LP

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(UNAUDITED)

			Accumulated	Total Partners’
	Units	Amount	Deficit	Equity
December 31, 2019	-	$-	$(26,691)	$(26,691)
Net loss	-	-	(23,468)	(23,468)
June 30, 2020 (unaudited)	-	$-	$(50,159)	$(50,159)

December 31, 2020	2,015	$1,674,889	$(120,812)	$1,554,077
Limited partnership units issued for cash, net of offering costs	2,025	1,860,131	-	1,860,131
Distributions to members	-	-	(77,323)	(77,323)
Net loss	-	-	(790,882)	(790,882)
June 30, 2021 (unaudited)	4,040	$3,535,020	$(989,017)	$2,546,003

See accompanying notes to the consolidated financial statements.

INVESTMENT GRADE R.E. INCOME FUND, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2021	2020
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(790,882)	$(23,468)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	20,173	-
Changes in operating assets and liabilities:
Accounts payable	323,947	(154,036)
Accrued liabilities	(152,231)	-
Net cash provided by operating activities	(598,993)	(177,504)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances to related parties	-	-
Purchase of real estate held for investment	(9,756,000)	-
Other assets	(134,111)	-
Net cash used in investing activities	(9,890,111)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Related party advances (repayments), net	1,033,582	186,520
Proceeds - note payable	5,853,360	-
Proceeds from sale of limited partnership units	1,860,131	-
Distributions to members	(77,323)	-
Net cash provided by financing activities	8,669,750	186,520

Change in cash	(1,819,354)	9,016
Cash, beginning of period	1,982,640	-
Cash, end of period	$163,286	$9,016

Supplemental disclosures of cash flow information:
Cash paid for interest	$20,878	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

INVESTMENT GRADE R.E. INCOME FUND, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED JUNE 30, 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Investment Grade R.E. Income Fund, L.P. (which may be referred to as the “Fund,” “we,” “us,” or “our”) was formed on September 27, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Santa Barbara, California. The Fund was formed to raise up to $40 million under Regulation A Plus from a wide range of individual and institutional investors, with a primary focus on individual accredited and non- accredited investors, to acquire commercial real estate (the “Offering.”) The fundraising activity will be primarily done through brokers/dealers registered with the United States Securities and Exchange Commission throughout the United States.

The Fund owns 100% of the interests of JJB Investment Company, LLC (“JJB”), its wholly owned subsidiary. The Fund’s General Partner is IGRE Capital Holdings, LLC, a California limited liability company.

NOTE 2 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Fund sustained a net loss of $790,828 for the period ended June 30, 2021 and has an accumulated deficit of $989,017 as of June 30, 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s Plans

The Fund’s ability to continue as a going concern until it reaches profitability is dependent upon its ability to generate cash from operating activities and to raise additional capital to fund operations.

In January 2021, the Fund commenced operations upon raising its initial $2.5 million in gross equity proceeds. Through June 30, 2023, the Fund raised a total of approximately $12.6 million from the sale of LP units. In May 2021, the Fund closed on the acquisition of its first investment property to generate commercial lease income, whose current and projected cash flow is sufficient to cover its debt service, primarily due to the debt being interest only for the first seven years, and necessary reserves. In September 2022, the Fund purchased an additional property which has increased the commercial lease income of the Fund. The debt service continues to be covered by this additional cash flow. Note that both properties are occupied under a triple-net lease and thus the tenant is responsible for all operating expenses.

Subsequent to June 30, 2021, the Fund has raised gross proceeds of approximately $9,537,000 (see Note 10). Additionally, the Fund is implementing cost cutting measures. There are no assurances than management’s plans will be successful.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Fund’s financial statements will ultimately be presented on a non-classified balance sheet since the Fund’s primary operating assets and liabilities will not be reported as current versus non-current. We are providing consolidated financial statements to include accounts of Investment Grade R.E. Income Fund, LP and JJB Investment Company, LLC, and all significant intercompany transactions have been eliminated.

The Company’s fiscal year is December 31.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near the near future.

Risks and Uncertainties

The Fund has limited operating history. The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to regulations and laws. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the consolidated statements of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements: 39.5 years.) We continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

We will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

Revenue Recognition

The Fund has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Fund to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Fund is entitled to in exchange for those goods or services.

We earn rental revenue from operating lease contracts for the use of dedicated spaces within owned assets, which is our only underlying asset class. Lease rentals are recorded on a straight-line basis. Any identified uncollectible amounts related to individual lease contracts are presented as an adjustment to revenue. Any renewal options of real estate lease contracts are considered a new, separate contract and will be recognized at the time the option is exercised on a straight-line basis over the renewal period. The difference between the amounts earned and billed are reported on the accompanying statement of financial condition.

As of June 30, 2021, our average remaining commercial lease term was approximately 12.3 years. We anticipate revenue from existing leases to be as follows:

Year Ending December 31,
2021	$343,896
2022	687,798
2023	1,161,129
2024	1,161,129
2025	1,161,129
2026	1,161,129
2027	1,161,129
Thereafter	6,545,113
Total	$13,382,452

Income Taxes

The Fund is taxed as a Limited Partnership (“LP”). Under these provisions, the Fund does not pay federal corporate income taxes on its taxable income. Instead, the Limited Partners are liable for individual federal and state income taxes on their respective shares of the Fund’s taxable income. The Fund will pay state income taxes at reduced rates. In addition, the Fund doesn’t have any open tax examinations.

Concentration of Credit Risk

The Fund maintains its cash with a bank located in the United States of America and believes it to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Net Loss per Unit

The Fund’s computation of earnings (loss) per unit (“EPU”) includes basic and diluted EPU. Basic EPU is measured as the income (loss) available to common unit holders divided by the weighted average number of LP units outstanding for the period. Diluted EPU is similar to basic EPU but presents the dilutive effect on a per unit basis of potential common units (e.g., LP unit warrants and LP unit options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential LP units that have an anti-dilutive effect (i.e., those that increase income per unit or decrease loss per unit) are excluded from the calculation of diluted EPU.

Loss per LP unit is computed by dividing net loss by the weighted average number of LP units outstanding during the respective periods. Basic and diluted loss per LP unit is the same for all periods presented because all LP unit warrants and LP unit options outstanding were anti-dilutive.

Offering Costs

The Fund will capitalize costs related to its Offering and will offset the proceeds from the sale of equity. In the event the Offering is unsuccessful, such costs will be expensed.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 4 – RELATED PARTY TRANSACTIONS

As of June 30, 2021 and December 31, 2020, the Fund owed $1,302,414 and $268,832, respectively, to its General Partner to fund start-up and operational expenses, as well as costs of the offering of securities. Such amounts do not incur interest and are due on demand.

During the period ended June 30, 2021, the Fund received net advances from the General Partner totaling $1,033,582.

The General Partner or its Affiliates shall be entitled to receive the following fees:

Asset Management Fee

Equal to an annualized rate of up to 0.65% of the Fund’s net asset value (“NAV”) at the end of each prior month. During the periods ended June 30, 2021 and 2020, the Fund incurred asset management fees of $7,160 and $0, respectively. Such expenses are included in General and Administrative expenses in the accompanying consolidated statements of operations.

Acquisition Fees

Acquisition fee of 3% of the purchase price each of the Fund’s equity investments in real estate.

Disposition Fees

Disposition fee of 1% of the gross sale price, as well as 20% of any net profits realized from the sale of any of the Fund’s equity investments in real estate. See Note 5 for additional information.

Reimbursement of Expenses

The Fund shall pay or reimburse the General Partner and its Affiliates for the following:

Formation Expenses

The General Partner is entitled to reimbursement for all third-party charges and out-of-pocket costs and expenses (collectively, “Formation Expenses”) paid by the General Partner, and its Affiliates in connection with the formation of the Fund, the Offering and the admission of investors in the Fund.

Operating Expenses

The General Partner is entitled to reimbursement for all third party charges and out-of-pocket costs and expenses (collectively, “Operating Expenses”) paid by the General Partner and its Affiliates that are related to the operations of the Fund, including, without limitation, those related to (i) forming and operating Subsidiaries, (ii) accounting, auditing, tax return preparation, financial reporting, and legal services, and insurance, including without limitation to protect the Fund, the General Partner, their Affiliates, and Limited Partners in connection with the performance of activities related to Fund, (iii) any indemnification obligations of the Fund, (iv) litigation, (v) borrowings of the Fund, (vi) liquidating the Fund, (vii) any taxes, fees or other governmental charges levied against the Fund and all expenses incurred in connection with any tax audit, and (viii) any distributions.

NOTE 5 – REAL ESTATE HELD FOR INVESTMENT

Kohl’s Property

On February 22, 2021, the Fund entered into a Real Property Purchase Agreement with Roth Menomonee Falls LLC, a Wisconsin limited liability company, to acquire a single tenant property located in Menomonee Falls, WI, which is leased by Kohl’s Corporation (the “Property”), in the amount of $9,756,000. On May 21, 2021, the Fund closed on the acquisition of the Property.

Real estate held for investment as reported on the consolidated statement of financial condition consists of:

	June 30,	December 31,
	2021	2020
Buildings	$6,542,550	$-
Land	3,213,450	-
Cost of real estate investment	9,756,000	-
Accumulated depreciation	(20,173)	-
Real estate held for investment, net of accumulated depreciation	$9,735,827	$-

The buildings are depreciated over 39.5 years and had depreciation expense for the periods ended June 30, 2021 and 2020 of $20,173 and $0, respectively. Depreciation expense is included in costs of revenues.

NOTE 6 - LEASE

Terms of the lease with Kohl’s Corporation:

Annual Rent:	$687,792
Lease Type:	Triple Net
Lease Term remaining:	11.5 years (through November 30, 2032)
Renewal Options:	Six options of five years each
Lease guarantor:	Kohl’s Corporation

The Fund’s future annual minimum lease payments for this lease as of June 30, 2021 are as follows:

Year Ending December 31,
2021	$343,896
2022	687,798
2023	687,798
2024	687,798
2025	687,798
2026	687,798
2027	687,798
Thereafter	3,381,674
Total	$7,852,358

NOTE 7 – LONG-TERM DEBT

On May 21, 2021, the Fund entered into a non-recourse Loan Agreement with UBS AG to provide a first mortgage loan against the Kohl’s property. Terms of the loan are as follows:

Loan Amount:	$5,853,600
Term:	10 years
Interest Rate:	3.848% fixed
Interest only period:	7 years
Amortization period:	Year 8 – Year 10
Amortization schedule:	30 years

In addition to the amount advanced by UBS AG pursuant to the Loan, the Fund funded the balance of the Purchase Price as well as legal, title, loan fees and other fees associated with closing the transaction. The General Partner loaned a total of $1,262,185 to the Fund to help close the transaction. During the periods ended June 30, 2021 and 2020, interest expense related to the mortgage loan was $13,139 and $0, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with and does not know of any pending or threatening litigation against the Fund.

NOTE 9 – PARTNERS’ EQUITY

LP Units

The General Partner is authorized to create and issue new classes of securities as necessary without amendment to the Fund’s operating agreement.

Profits and losses shall be allocated to holders of LP interests in proportion to their respective ownership of issued LP interests.

Distributions of Cash from Operations. After the Limited Partners have received an amount equal to their accrued but undistributed Preferred Return, the General Partner will receive 20% of all distributable Cash from Operations.

Distribution of Cash from the Sale of Investments. The General Partner is entitled to receive 20% of the net profit on sales of Investments after the Limited Partners have received the return of their investment plus an amount equal to their accrued but undistributed Preferred Return.

Pursuant to the terms of the Fund’s Partnership Agreement, certain investors may pay less for their units. The reduced price per unit results in more units being issued per dollar invested which increases the investors’ overall return. As a result of selling commission paid when purchasing units through a broker dealer, versus units purchased net of commissions when referred through a registered investment advisor, or sold by the issuer, limited partners may pay more for their units.

The Fund intends to pay a target Preferred Return to Limited Partners 6% annualized return on its investments, paid monthly, of which there is no guarantee. During the periods ended June 30, 2021 and 2020, the Fund declared distributions of $77,323 and $0, respectively, which represents the Funds targeted Preferred Return of 6%, per annum.

During the period ended June 30, 2021, unrelated parties invested total net proceeds of $1,860,131 in exchange for the issuance of 2,025 LP units.

Distribution Reinvestment Program

The Fund has established a Distribution Reinvestment Program (“DRIP”) which permits investors to direct the Fund to allocate additional units in lieu of paying a cash distribution. By requesting the distributions be reinvested, investors authorize the Fund or its agents to reinvest any funds otherwise payable in cash into additional Units of the Fund. The price paid for the Units will be equal to the then current price per Unit which may be more or less than the original price paid for the Units. Units purchased through the DRIP will accrue distributions commencing the first of the month following the month the distributions would otherwise have been paid in cash. For example, a distribution payable in cash in January will be reinvested as of February 1 and distributions payable on the February reinvestment will be reinvested in March. For avoidance of doubt, investors will receive additional Units in lieu of cash distributions. The investor’s participation in the distribution plan can be revoked by providing the Fund written notice along with instructions as to where distributions should be paid. The Fund will cease reinvesting distributions the month following the month in which notice was received. Investors participating in the Reinvestment Plan agree to immediately notify the Fund in the event changes in the investor’s financial condition causes the investor to no longer meet the definition of accredited investor as set out in the subscription agreement or for non-accredited investors, the investor’s aggregate investment value in the fund exceeds the greater of 10% of the investor’s net worth or annual income.

Unit Repurchase Program

The Fund has adopted a unit repurchase program (“Unit Repurchase Program”) that may enable Limited Partners to sell their Units to the Fund in limited circumstances. The number of Units which may be repurchased in any calendar year shall not exceed 10% of the total Partnership Interests held by all Limited Partners (the “Repurchase Cap”). If the Partnership receives valid requests for repurchases in excess of the Repurchase Cap, such requests will be satisfied pro rata. The repurchase requests will be fulfilled utilizing cash from the operations of the Fund. If the Fund receives valid requests for repurchases, and there is insufficient cash available from the operations of the Fund to satisfy all of the repurchase requests, then the Partnership will fulfill the requests across all of the requesting Limited Partners on a pro rata basis based on their percentage ownership of the Fund, and the remainder of the requests will be fulfilled once cash is available.

Unit Hold Period	Repurchase Price as a Percentage of Estimated Value

Less than 1 year	No repurchase allowed
1st – 2nd years	90%
3rd – 4th years	93%
5th year and thereafter	95%
A Limited Partner’s death or complete disability, within 2 years of date of investment.	95%
A Limited Partner’s death or complete disability, after 2 years or more of date of investment.	100%

For purposes of the Unit Repurchase Program, the “estimated value per Unit” will initially be equal to the purchase price per Unit at which the original purchaser or purchasers of the Units purchased its Units from us.

NOTE 10 – SUBSEQUENT EVENTS

The Fund has evaluated subsequent events occurring after June 30, 2021 through January 19, 2024, the issuance date of these financial statements.

Coterra Property

On March 2, 2022, the Fund entered into a Contract for Sale (“Agreement”) with Carlsbad BF, LLC, a Texas limited liability company (“Seller”), to acquire a single tenant property located in Carlsbad, New Mexico, which is leased by Cimarex Energy Co. (the “ Coterra Property”), in the amount of $7,101,625. In accordance with the agreement, on March 31, 2022, the Fund deposited $50,000 to escrow with Network Closing Services.

On June 2, 2022, the Fund and Seller signed the First Amendment to the Contract for Sale to extend the inspection period to July 1, 2022. In consideration of Seller agreeing to extend the inspection period, the Fund agreed to deposit an additional $25,000 to escrow. On July 29, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services.

On June 22, 2022, the Fund and Seller signed the Second Amendment to the Contract for Sale to reduce the purchase price to $6,767,500. In consideration of Seller agreeing reduce the purchase price, the Fund agreed to deposit an additional $50,000 to escrow. On August 5, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services. On August 8, 2022, Fund deposited an additional $25,000 in earnest money to Network Closing Services. On July 15, 2022, the Fund and Seller signed a mutually agreed upon Third Amendment to the Contract for Sale, which extended closing to July 22, 2022. On July 21, 2022, the Fund and Seller signed a mutually agreed upon Fourth Amendment to the Contract for Sale, which extended closing to July 29, 2022. On July 29, 2022, the Fund and Seller signed the Fifth Amendment to the Contract for Sale, which extended closing to August 12, 2022. In consideration of Seller agreeing to extend the Closing date, the Fund agreed to deposit an additional $25,000 deposit to escrow. On August 12, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services. On September 8, 2022, the Fund closed on the acquisition of the Coterra Property; the Fund incurred acquisition costs of $92,700.

On September 8, 2022, the Fund closed on the acquisition of the Coterra Property.

Terms of the lease with Cimarex Energy Co.:

Annual Rent:	$454,404 with increasing rent every 3 years
Lease Type:	Triple Net
Lease Term remaining:	15 years (through September 5, 2034)
Renewal Options:	Three options of five years each
Lease guarantor:	Cimarex Energy Co.

On September 9, 2022, the Fund entered into a non-recourse Loan Agreement with CNB to provide a first mortgage loan against the Coterra property. Terms of the loan are as follows:

Loan Amount:	$3,350,000
Term:	20 years
Interest Rate:	5.50 % adjusting rate every 5 years, with a floor of 5.50%
Interest only period:	N/A
Amortization schedule:	20 years

Subsequent to June 30, 2021, the Fund has raised gross proceeds of approximately $9,537,000 in proceeds from the sale of limited partnership units.

There have been no other material events or transactions during this time which would have a material effect on the financial statements, other than what has been reported in the Fund’s financial statements.

Item 4.	Exhibits

Exhibit Number	Exhibit Description
2.1	Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on September 27, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-1.htm
2.2	Certificate of Correction of Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on October 21, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-2.htm
2.3	Certificate of Registration of Foreign Limited Partnership of the Fund filed with the California Secretary of State on November 4, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-3.htm
2.4	Third Amended and Restated Limited Partnership Agreement of the Fund dated April 17, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-4.htm
2.5	Amendment to the Third Restated Limited Partnership Agreement previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221017254/ex2-5.htm
2.6	Operating Agreement of JJB Investment Company, LLC
4.1	Form of Subscription Agreement previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221017254/ex4-1.htm
6.1	Management Agreement by and between IGRE Capital Holdings, LLC and the Fund dated December 17, 2019 previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-1.htm
6.2	Engagement Agreement by and between MBD Solutions, LLC and IGRE Capital Holdings dated October 24, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-2.htm
6.3	Investment Advisory and Administrative Services Agreement by and between Emerson Equity, LLC and the Fund dated January 20, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-3.htm
6.4	Promissory Note by and between the General Partner and the Fund dated February 1, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-4.htm
6.5	First Amendment to the Promissory note dated February 1, 2020 previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221015299/ex6-5.htm
6.6	Engagement agreement between CBRE and General Partner, previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221015299/ex6-6.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed as of the date noted on its behalf by the undersigned, thereunto duly authorized.

Investment Grade R.E. Income Fund, L.P.,
a Delaware limited partnership

By:	IGRE Capital Holdings, LLC,
a California limited liability company
Its:	General Partner

/s/ Laura Levy
By:	Laura Levy
Its:	Manager (Principal Executive Officer)
Date:	March 20, 2024

/s/ Eric Sherm
By:	Eric Sherm
Its:	Controller (Principal Financial Officer and Principal Accounting Officer)
Date:	March 20, 2024